Auriga USA, LLC's Exemption Report

Auriga USA, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.





Auriga USA, LLC

I, Joshua Zorrilla, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Joshua Zorrilla

Title: FINOP

February 26, 2016

AURIGA
New York • Madrid • Barcelona

AURIGA USA, LLC

110 Wall Street
2nd Floor
New York, NY 10005

Direct: (646) 998-6400
Fax: (646) 878-6107

aurigausallc.com